SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ANAREN, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

032744104
(CUSIP Number)

Hugh D. Evans
c/o Veritas Capital Fund Management, L.L.C.
590 Madison Avenue
New York, NY 10022

Copies to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn: Kenneth M. Wolff, Esq.
(212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032744104

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Anaren Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		100, SEE ITEM 4

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100, SEE ITEM 4

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 032744104

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Anaren Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		100, SEE ITEM 4

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100, SEE ITEM 4

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 032744104

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

The Veritas Capital Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		100, SEE ITEM 4

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100, SEE ITEM 4

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 032744104

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Veritas Capital Partners IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		100, SEE ITEM 4

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100, SEE ITEM 4

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 032744104

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Ramzi M. Musallam

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		100, SEE ITEM 4

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100, SEE ITEM 4

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 032744104

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Hugh D. Evans

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		100, SEE ITEM 4

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100, SEE ITEM 4

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 032744104

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Benjamin M. Polk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		100, SEE ITEM 4

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100, SEE ITEM 4

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Introductory Note

This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed on November 14, 2013 (the "Statement") with the Securities and Exchange Commission (the "SEC"). On February 18, 2014, the transactions contemplated by that certain Agreement and Plan of Merger, dated as of November 14, 2013 (the "Merger Agreement"), by and among Anaren Holding Corp. (f/k/a ANVC Holding Corp.), a Delaware corporation ("Parent"), ANVC Merger Corp., a New York corporation and wholly owned subsidiary of Parent ("Merger Sub"), and Anaren, Inc. (the "Company"), were effected. Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation"). As a result, the Company is a wholly owned subsidiary of Parent, and pursuant to the terms of the Voting Agreement, dated as of November 4, 2013 (the "Voting Agreement"), by and among Parent, and certain shareholders (each a "Shareholder" and collectively, the "Shareholders") of the Company, the Voting Agreement and the limited proxy granted to Parent thereby were terminated on the Effective Time (as defined herein). Accordingly, this Amendment is the final amendment to the Statement by Parent, Anaren Holdings LLC (f/k/a ANVC Holdings LLC), a Delaware limited liability company and sole shareholder of Parent ("Parent Holdco"), The Veritas Capital Fund IV, L.P., a Delaware limited partnership ("Fund IV"), Veritas Capital Partners IV, L.L.C., a Delaware limited liability company ("Veritas Partners"), Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk, and is an exit filing. Where disclosure made in one Item in the Statement prior to this Amendment was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Statement. Capitalized terms used but not defined herein shall have the meaning set forth in the Statement. Except as amended and supplemented hereby, the Statement remains in full force and effect.

Item 2.  Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety by the following:

(a)	This Statement is being filed by:

(i)	Parent;

(ii)	Parent Holdco;

(iii)	Fund IV;

(iv)	Veritas Partners;

(v)	Ramzi M. Musallam;

(vi)	Hugh D. Evans; and

(vii)	Benjamin M. Polk.

Parent, Parent Holdco, Fund IV, Veritas Partners, Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk are referred to herein collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. The Reporting Persons are filing this Statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 99.4 for the Reporting Persons' Joint Filing Agreement.

(b)	The address of the principal business and principal office of each of the Reporting Persons is c/o Veritas Capital Fund Management, L.L.C., 590 Madison Avenue, New York, NY 10022.

(c)
Parent was principally engaged in the business of serving as the sole shareholder of Merger Sub prior to the consummation of the Merger, and is (and has been) principally engaged in the business of serving as the sole shareholder of the Company since the consummation of the Merger. Parent has not, as of the date hereof, conducted any business other than in connection with matters related to the Merger Agreement and the transactions contemplated thereby. Parent Holdco is principally engaged in the business of serving as the sole stockholder of Parent, and Parent Holdco has not, as of the date hereof, conducted any business other than in connection with matters related to the Merger Agreement and the transactions contemplated thereby. Fund IV is the sole managing member of Parent Holdco and is principally engaged in the operation of an investment fund. Veritas Partners is the general partner of Fund IV and is principally engaged in the business of serving as the general partner of Fund IV.  Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk are the Managing Members of Veritas Partners and their principal occupations are to serve as Managing Partner, Partner and Partner, respectively, of Veritas Capital Fund Management, L.L.C.

(d)
None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Parent is a corporation organized under the laws of the State of Delaware. Parent Holdco is a limited liability company organized under the laws of the State of Delaware. Fund IV is a limited partnership organized under the laws of the State of Delaware. Veritas Partners is a limited liability company organized under the laws of the State of Delaware. Ramzi M. Musallam and each of the other persons referred to in Schedule A hereto is a United States citizen, except for Hugh D. Evans, who is a Canadian citizen.

The name, business address, present principal occupation or employment and citizenship of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

 Item 3.  Source and Amount of Funds.

Item 3 of the Statement is hereby amended and supplemented by adding the following as the final paragraph of Item 3:

The total consideration paid by Parent in connection with the Merger and other transactions described in Item 4 was approximately $383 million, funded through a combination of (1) borrowings under a first lien senior secured credit facility comprised of a term loan facility of $145 million and a revolving credit facility of up to $20 million, (2) borrowings under a second lien senior secured term loan facility of $70 million, (3) cash on hand of the Company and (4) equity financing provided by Fund IV and other parties to whom it assigned a portion of its commitment in exchange for membership interests in Parent Holdco.

Item 4.  Purpose of the Transaction.

Item 4 of the Statement is hereby supplemented by adding the following as the penultimate paragraph of Item 4:

Merger Effectiveness/Voting Agreement Termination

On February 18, 2014 (the "Effective Time"), the parties to the Merger Agreement consummated the Merger and the other transactions contemplated by the Merger Agreement.  As a result of the effectiveness of the Merger and the transactions contemplated by the Merger Agreement, the Company is now a wholly owned subsidiary of Parent, the Shares ceased to be traded on NASDAQ, the registration of the Shares will be terminated pursuant to Section 12(g) of the Exchange Act and the Company will no longer be required to file periodic reports with the SEC.  Pursuant to the terms of the Voting Agreement, the Voting Agreement and the limited proxy granted to Parent thereby were terminated on the Effective Time.

The Reporting Persons beneficially own 100 issued and outstanding shares of common stock, par value $0.01 per share, of the Surviving Corporation.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety by the following:

(a) – (b) The responses of the Reporting Persons to Rows 7-13 of each cover page of this Amendment for each of the Reporting Persons are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference.

(c) Except as described herein, there have been no transactions in Shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Merger Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits to the Statement and are incorporated herein by reference.

 Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.4
Joint Filing Agreement, dated February 28, 2014, among Anaren Holding Corp., Anaren Holdings LLC, The Veritas Capital Fund IV, L.P., Veritas Capital Partners IV, L.L.C., Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ANAREN HOLDING CORP.

By:	/s/ Lawrence A. Sala
Name: Lawrence A. Sala
Title: President and Chief Executive Officer

ANAREN HOLDINGS LLC
By: The Veritas Capital Fund IV, L.P., as Manager

By:	/s/ Hugh D. Evans
Name: Hugh D. Evans
Title: Authorized Signatory

THE VERITAS CAPITAL FUND IV, L.P.
By: Veritas Capital Partners IV, L.L.C., as General Partner

By:	/s/ Hugh D. Evans
Name: Hugh D. Evans
Title: Managing Member

VERITAS CAPITAL PARTNERS IV, L.L.C.

By:	/s/ Hugh D. Evans
Name: Hugh D. Evans
Title: Managing Member

RAMZI M. MUSALLAM

By:	/s/ Ramzi M. Musallam

HUGH D. EVANS

By:	/s/ Hugh D. Evans

BENJAMIN M. POLK

By:	/s/ Benjamin M. Polk

SCHEDULE A

 The name, business address and present principal occupation of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth below. All executive officers, directors, managing members and general partners listed in this Schedule A are U.S. citizens, except for Hugh D. Evans, who is a Canadian citizen.

 Anaren Holding Corp.

Name	Business Address	Present Principal Occupation or Employment

Lawrence A. Sala Director, President and Chief Executive Officer	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Director, President and Chief Executive Officer of Anaren, Inc.
George A. Blanton Sr. Vice President, CFO, Treasurer and Secretary	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Sr. Vice President, CFO, Treasurer and Secretary of Anaren, Inc.
Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Managing Partner of Veritas Capital Fund Management, L.L.C.
Hugh D. Evans Director	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.
Benjamin M. Polk Director	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.
Joe L. Benavides Director	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Principal of Veritas Capital Fund Management, L.L.C.
Anaren Holdings LLC

Name	Business Address	Present Principal Occupation or Employment

Ramzi M. Musallam Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P., sole managing member of Anaren Holdings LLC	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Managing Partner of Veritas Capital Fund Management, L.L.C.
Hugh D. Evans Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P., sole managing member of Anaren Holdings LLC	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.

The Veritas Capital Fund IV, L.P.

Name	Business Address	Present Principal Occupation or Employment

Ramzi M. Musallam Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Managing Partner of Veritas Capital Fund Management, L.L.C.
Hugh D. Evans Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.
Benjamin M. Polk Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.

Veritas Capital Partners IV, L.L.C.

Name	Business Address	Present Principal Occupation or Employment

Ramzi M. Musallam Managing Member	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Managing Partner of Veritas Capital Fund Management, L.L.C.
Hugh D. Evans Managing Member	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.
Benjamin M. Polk Managing Member	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.